Exhibit 99.2

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF
SERIES C CONVERTIBLE CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK
OF
PERFORMANCE SHIPPING INC.

The undersigned, Mr. Andreas Michalopoulos, does hereby certify:

1.           That he is the duly elected and acting Chief Executive Officer of Performance Shipping Inc., a Marshall Islands corporation (the “Company”);

2.               That, pursuant to the authority conferred by the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), the Company’s Board of Directors (the “Board of Directors”), by written consent of said Board of Directors on October 17, 2022 (the “Resolutions”), established a series of preferred shares of the Company designated as “Series C Convertible Cumulative Redeemable Perpetual Preferred Stock” (the “Series C Preferred Shares”); and

3.            That, pursuant to and in accordance with the Resolutions, the designation, preferences and rights of the Series C Preferred Stock are hereby fixed as follows:

Section 1. Designation and Amount.

The shares of such series of preferred stock created hereby shall be designated the “Series C Convertible Cumulative Redeemable Perpetual Preferred Stock”, par value $0.01 per share. The authorized number of Series C Preferred Shares shall initially be 1,587,314, which number the Board of Directors may from time to time increase or decrease (but not below the number then outstanding). Series C Preferred Shares that are repurchased, converted or otherwise acquired by the Company shall be canceled and shall revert to the status of authorized but unissued preferred shares of the Company, undesignated as to series.

Section 2. Liquidation.

(a)            Upon the occurrence of any Liquidation Event, holders of Series C Preferred Shares shall be entitled to receive out of the assets of the Company or proceeds thereof legally available for distribution to stockholders of the Company, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends have been declared) (the “Series C Liquidation Preference”).

For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared), on such Senior Securities before any distribution shall be made to the holders of Series C Preferred Shares or any Parity Securities and (y) the holders of Series C Preferred Shares shall be entitled to the Series C Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared), per Series C Preferred Share, in cash, concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Stock or any other Junior Securities. Holders of Series C Preferred Shares shall not be entitled to any other amounts from the Company, in their capacity as holders of Series C Preferred Shares, after they have received the Series C Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared). The payment of the Series C Liquidation Preference shall be a payment in redemption of the Series C Preferred Shares such that, from and after payment of the full Series C Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared), any such Series C Preferred Shares shall thereafter be canceled and no longer be outstanding.

(b)           In the event of any distribution or payment described in Section 2(a) above where the Company’s assets available for distribution to holders of the outstanding Series C Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared), for such Series C Preferred Shares and Parity Securities, the Company’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Company shall be distributed among the holders of outstanding Series C Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared).

(c)             After payment of the applicable Liquidation Preference, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared) to the holders of the outstanding Series C Preferred Shares and any Parity Securities, the Company’s remaining assets and funds shall be distributed among the holders of the Common Stock and any other Junior Securities then outstanding according to their respective rights and preferences.

Section 3. Dividends.

(a)            Dividends on each Series C Preferred Share (the “Series C Dividends”) shall be cumulative and shall accrue at the Series C Dividend Rate from and including the latest date preceding the issuance date of such Series C Preferred Share up to which full cumulative Series C Dividends have been paid or declared and set aside for payment (or, if no Series C Dividends have been paid, the Dividend Payment Date immediately preceding the issuance date of such Series C Preferred Share) to, but excluding, the next Dividend Payment Date (or earlier redemption date) (such period and each subsequent period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date or earlier redemption date, a “Dividend Period”), whether or not such Series C Dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends.

(b)            When, as, and if declared by the Board of Directors, the Series C Dividends shall be payable quarterly in arrears on each of March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2022 (each such date, a “Dividend Payment Date,”) provided that if any such Dividend Payment Date is a day that is not a Business Day, the dividend with respect to such Dividend Payment Date shall instead be payable on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment. Series C Dividends that are payable on any Dividend Payment Date will be payable to holders of record of Series C Preferred Shares as they appear on the stock register of the Company on the applicable record date, which shall be the 5th Business Day before such Dividend Payment Date or such other record date fixed by the Board of Directors that is not more than 60 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. Series C Dividends shall be computed based on a 360-day year consisting of twelve 30-day months.

(c)            Series C Dividends shall be paid in cash, or at the Company’s election, shares of Common Stock valued at the volume-weighted average price of the Common Stock for the 10 trading days prior to the Dividend Payment Date.

(d)            Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those Series C Dividends, if any, that shall have been declared by the Board of Directors to the Paying Agent or, if there is no Paying Agent at the relevant time, to the holders of Series C Preferred Shares as such holders’ names appear on the Company’s share transfer books maintained by the Company’s registrar and transfer agent on the Dividend Record Date.

(e)            No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in Junior Securities) unless full cumulative Series C Dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series C Preferred Shares and any Parity Securities through the most recent respective Dividend Payment Dates.

(f)            Accumulated Series C Dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to holders on the record date for such payment, which may not be more than 60 days before such payment date. Subject to the next succeeding sentence, if all accumulated Series C Dividends in arrears on all outstanding Series C Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been declared and set apart, payment of accumulated dividends in arrears on the Series C Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the oldest. If less than all dividends payable with respect to all holders of Series C Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series C Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of Series C Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative Series C Dividends. No interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series C Preferred Shares. Declared Series C Dividends shall be paid to the Paying Agent in same-day funds on each Dividend Payment Date. The Paying Agent shall be responsible for holding or disbursing such payments to the holders of Series C Preferred Shares in accordance with the instructions of such holders of Series C Preferred Shares. In certain circumstances, dividends may be paid by check mailed to the registered address of the holder of Series C Preferred Shares, unless, in any particular case, the Company elects to pay by wire transfer.

Section 4. Voting Rights.

(a)            Each holder of Series C Preferred Shares shall be entitled to a number of votes equal to the number of shares of Common Stock into which such holder’s Series C Preferred Shares are then convertible pursuant to Section 5(a) (or would be convertible but for the Series C Conversion Period) multiplied by 10.  Except as otherwise provided herein or by law, the holders of Series C Preferred Shares and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(b)         Without the prior written consent of holders of not less than a majority of the then outstanding Series C Preferred Shares, voting separately as a class, the Company shall not take any action described below:

(1)         create any additional class or series of capital stock (or any security convertible into or exercisable for any class or series of capital stock ) that ranks superior to or in parity with the Series C Preferred Shares in rights, preferences, or privileges (including with respect to dividends, liquidation, redemption, or voting);

(2)         increase or decrease the number of authorized shares of any series of preferred stock or authorize the issuance of or issue any shares of preferred stock (except for the Series B Preferred Stock and the Series C Preferred Stock);

(3)        amend, alter, modify, or repeal the Articles of Incorporation or the Bylaws of the Company, or amend the organizational documents of any subsidiary;

(4)         issue, or permit any subsidiary to issue, any indebtedness that by its terms restricts the Company’s ability to pay the stated dividend on the Series C Preferred Stock (or amend any existing indebtedness to do so);

(5)           declare bankruptcy, dissolve, liquidate, or wind up the affairs of the Company or any subsidiary of the Company;

(6)           effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets;

(7)           modify or change the nature of the Company’s or any subsidiary’s business; or

(8)         enter into, or become subject to, any agreement or instrument or other obligation which by its terms restricts the Company’s ability to perform its obligations under the Series C Preferred Stock, including the ability of the Company to pay dividends or make any required liquidation payment.

Section 5. Conversion Rights.

The holders of the Series C Preferred Shares shall have the following rights with respect to the conversion of such Series C Preferred Shares into shares of Common Stock (the “Conversion Rights”):

(a)             Optional Conversion Right of the Holders. Subject to the terms and conditions of this Section 5 (including the conversion procedures set forth below), at any time and from time to time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date (the “Series C Conversion Period”), each holder of Series C Preferred Shares may elect to convert, in whole or in part, its Series C Preferred Shares into shares of Common Stock (the “Optional Conversion Right”) at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividends thereon to and including the Optional Conversion Date, divided by a conversion price of $0.50, subject to adjustment from time to time in accordance with Section 5(c) hereof (the “Conversion Price”).

(b)             Mandatory Conversion.  On any date within the Series C Conversion Period on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the Common Stock for the 10 trading days preceding such date exceeds 130% of the Conversion Price in effect on such date, the Company may elect that all or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into shares of Common Stock at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the Conversion Price (a “Mandatory Conversion”). Such Series C Preferred Shares subject to Mandatory Conversion shall be deemed to have been converted immediately prior to the close of business on the date of such Mandatory Conversion.

If the Company elects that less than all of the outstanding Series C Preferred Shares shall be subject to a Mandatory Conversion, the number of shares to be converted shall be determined by the Company, and such Series C Preferred Shares shall be selected for conversion as follows: (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange; or (ii) if there are no such requirements of DTC or any relevant securities exchange, on a pro rata basis, in each case, with adjustments to avoid redemption of fractional shares. The Series C Preferred Shares not so converted shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designation.

As promptly as practicable on or after the date of such Mandatory Conversion, the Company shall issue and shall deliver a certificate or certificates for the number of full shares of Common Stock issuable upon conversion or such shares shall be issued in book-entry form and deposited at an account in the name of the holder of record maintained at the Company’s transfer agent.

(c)             Adjustments to Conversion Price. The Conversion Price shall be subject to adjustment from time to time as follows:

(1)          Upon Capital Reorganization or Reclassification. If the shares of Common Stock issuable upon the conversion of the Series C Preferred Shares shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a reorganization, merger, or consolidation or sale provided for elsewhere in this Section 5(c), then and in each such event the holder of each share of Series C Preferred Shares shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such Series C Preferred Shares might have been converted, as the case may be, immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(2)          Upon Reclassification, Merger or Sale of Assets. If, at any time or from time to time, there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section 5(c) or a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company’s properties and assets to any other person, then, as a part of such reorganization, merger, or consolidation or sale, provision shall be made so that holders of Series C Preferred Shares, as the case may be, shall thereafter be entitled to receive upon conversion of the Series C Preferred Shares, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such merger, consolidation or sale, to which such holder would have been entitled if such holder had converted its Series C Preferred Shares immediately prior to such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5(c) with respect to the rights of the holders of the Series C Preferred Shares after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 5(c), including adjustment of the Conversion Price then in effect for the Series C Preferred Shares and the number of shares issuable upon conversion of the Series C Preferred Shares shall be applicable after that event in as nearly equivalent a manner as may be practicable.

(3)          Upon Stock Dividend, Subdivision, Split or Combination. If the Company shall, at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, or effect a subdivision or split of the outstanding Common Shares, the Conversion Price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(c)(3) shall become effective at the close of business on the effective date of the applicable stock dividend or distribution, subdivision, split or combination.

(4)         Upon a Registered Offering.  In the event that the Company shall, at any time or from time to time, issue or sell shares of Common Stock (other than Excluded Shares) in an offering registered under the Securities Act of 1933, as amended, in which the Common Stock is sold (or deemed to be sold pursuant to this Section 5(c)(4)) for consideration per share of Common Stock less than the Conversion Price then in effect, then the Conversion Price shall be reduced (but not increased) to an amount equal to the greater of (i) such consideration per share and (ii) $0.50. Notwithstanding anything to the contrary contained herein, the Conversion Price may not be reduced pursuant to this Section 5(c)(4) below $0.50.

 For the purpose of making any adjustment required under this Section 5(c)(4), the aggregate consideration received by the Company for any issue or sale of securities (the “Aggregate Consideration”) shall be computed as: (A) to the extent it consists of cash, the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors; provided, however, that to the extent the Board of Directors determines the fair value of property other than cash is equal to or exceeds $1,000,000, then the Company shall have such property appraised by a qualified independent appraiser, whose valuation shall conclusively determine the value, and (C) if shares of Common Stock, Convertible Securities or rights or options to purchase either shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such shares of Common Stock, Convertible Securities or rights or options.

 For the purpose of the adjustment required under this Section 5(c)(4), if the Company issues or sells (x) preferred shares or other stock, options, warrants, purchase rights or other securities convertible into, shares of Common Stock other than Excluded Shares (such convertible stock or securities being herein referred to as “Convertible Securities”) or (y) rights or options for the purchase of shares of Common Stock or Convertible Securities (other than Excluded Shares) and if the Effective Price of such shares of Common Stock is less than the Conversion Price, the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus: (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and (B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.  If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events, including by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced, and such Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such decrease. An adjustment made pursuant to this Section 5(c)(4) shall be made on the next Business Day following the date on which any such issuance or sale, or deemed issuance or sale, is made and shall be effective retroactively to the close of business on the date of such issuance or sale.

(5)          Other Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 5(c) but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to maintain the conversion rights of the holders of the Series C Preferred Shares; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 5.

(6)         Notice of Adjustment to Exercise Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5(c), the Company shall promptly deliver to the record holders of Series C Preferred Shares a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(d)             Exercise of Optional Conversion Right.

(1)         In order for a holder of Series C Preferred Shares to exercise the Optional Conversion Right during the Series C Conversion Period, such holder must (A) submit a copy of a fully executed notice of conversion, substantially in the form attached hereto as Annex A and (B) surrender the certificate or certificates evidencing such holder’s Series C Preferred Shares (to the extent they were issued in certificated form) to be converted and duly endorsed in a form satisfactory to the Company, at the office of the Company or, if held electronically, cause the transfer of such shares to the Company through the facilities of DTC.

(2)          Series C Preferred Shares shall be deemed to have been converted immediately prior to the close of business on the day (the “Optional Conversion Date”) of surrender of such Series C Preferred Shares for conversion in accordance with the foregoing provisions. Upon the conversion of the Series C Preferred Shares, the Series C Preferred Shares so converted shall not be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever and shall constitute only the right to receive such number of shares of Common Stock as may be issuable upon such conversion. As promptly as practicable on or after the Optional Conversion Date, the Company shall issue and shall deliver a certificate or certificates for the number of full shares of Common Stock issuable upon conversion or such shares shall be issued in book-entry form and deposited at an account in the name of the holder of record maintained at the Company’s transfer agent.

(3)         In the case of any certificate evidencing Series C Preferred Shares which is converted in part only, upon such conversion the Company shall execute and deliver a new certificate representing an aggregate number of Series C Preferred Shares equal to the unconverted portion of such certificate.

(4)        Notwithstanding anything to the contrary contained herein, no fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Shares pursuant to either the Optional Conversion Right or a Mandatory Conversion, and the number of shares of Common Stock issuable upon conversion will be rounded down to avoid issuance of fractional shares.

(5)         Notwithstanding anything to the contrary contained herein, if any Common Stock underlying the Series C Preferred Shares is issued prior to one year after the Original Issuance Date for such Series C Preferred Shares and there is no effective registration statement covering the issuance of such Common Stock, such shares of Common Stock shall be issued in certificated form with an appropriate legend to the effect that it can only be sold in a transaction registered under the Securities Act of 1933, as amended, or in a transaction exempt from such registration.

(e)           Cancelation of Converted Series C Preferred Shares. All Series C Preferred Shares delivered for conversion shall be delivered to the Company to be canceled.

(f)           Legal Method of Conversion. Any conversion of Series C Preferred Shares to shares of Common Stock may be effected by way of variation of rights, share repurchase and issue, share consolidation, share subdivision and/or any other manner permitted by applicable law.

(g)           Reservation of Stock Issuable Upon Conversion. The Company shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the Series C Preferred Shares, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series C Preferred Shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Series C Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles of Incorporation of the Company.

Section 6. Optional Redemption.

(a)           The Company shall have the right at any time, and from time to time, on or after the date that is the date immediately following the 15-month anniversary of the Original Issuance Date, to redeem, at its option, in whole or in part, the Series C Preferred Shares, provided that on the date of any Series C Redemption Notice, except with respect to any redemption pursuant to this Section 6 for cash, less than 25% of the authorized number of Series C Preferred Shares are outstanding. Any such optional redemption shall be effected only out of funds legally available for such purpose. The Company may undertake multiple partial redemptions. Subject to the first sentence of this paragraph, any such redemption shall occur on a date set by the Company (the “Series C Redemption Date”).

(b)           The Company shall effect any such redemption by paying, on such Series C Redemption Date, cash or, at the Company’s election, shares of Common Stock valued at the volume-weighted average price of the Common Stock for the 10 trading days prior to the Series C Redemption Date, for each Series C Preferred Share to be redeemed in an amount equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividends thereon to and including the Series C Redemption Date (the “Series C Redemption Price”). The Series C Redemption Price shall be paid by the Paying Agent to the holders of Series C Preferred Shares.

(c)         The Company shall give notice of any redemption not less than 30 days and not more than 60 days before the scheduled Series C Redemption Date, to the holders of Series C Preferred Shares to be redeemed, as such holders’ names appear on the Company’s share transfer books maintained by its registrar and transfer agent, at the address of such holders shown therein, as of 5:00 p.m. New York City time on the 5th Business Day preceding the day on which notice is given or such other record date fixed by the Board of Directors that is not more than 60 days prior to such date on which notice is given. Such notice (the “Series C Redemption Notice”) shall state: (1) the Series C Redemption Date, (2) the number of Series C Preferred Shares to be redeemed and, if less than all outstanding Series C Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder of Series C Preferred Shares, (3) the Series C Redemption Price, (4) the place where the Series C Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Series C Redemption Price therefor and (5) that dividends on the Series C Preferred Shares to be redeemed shall cease to accrue from and after such Series C Redemption Date. Any holder may elect to convert any or all Series C Preferred Shares pursuant to Section 5 after receipt of the Redemption Notice, but prior to the Redemption Date.

(d)             If the Company elects to redeem less than all of the outstanding Series C Preferred Shares, the number of shares to be redeemed shall be determined by the Company, and such Series C Preferred Shares shall be selected for redemption as follows: (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange; or (ii) if there are no such requirements of DTC or any relevant securities exchange, on a pro rata basis, in each case, with adjustments to avoid redemption of fractional shares. The Series C Redemption Price will be paid by the Paying Agent to the holders of Series C Preferred Shares on the Series C Redemption Date. The aggregate Series C Redemption Price for any such partial redemption of the outstanding Series C Preferred Shares shall be allocated correspondingly among the redeemed Series C Preferred Shares. The Series C Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designation (including the Company’s right, if it elects so, to redeem all or part of the Series C Preferred Shares outstanding at any relevant time in accordance with this Section 6 (including this paragraph (d)).

(e)             If the Company gives or causes to be given a Series C Redemption Notice, then the Company shall deposit with the Paying Agent funds sufficient to redeem the Series C Preferred Shares as to which such Series C Redemption Notice shall have been given no later than 10:00 a.m., New York City time, on the Series C Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series C Redemption Price to the holders of Series C Preferred Shares thereof upon surrender or deemed surrender of such Series C Preferred Shares. If the Series C Redemption Notice shall have been given, then from and after the Series C Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series C Redemption Notice, all Series C Dividends on such shares shall cease to accrue, and all rights of holders of such Series C Preferred Shares as holders of Series C Preferred Shares with respect to such Series C Preferred Shares shall cease, except the right to receive the Series C Redemption Price, and such Series C Preferred Shares shall not thereafter be transferred on the books of the transfer agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Series C Redemption Price of the shares to be redeemed), and the holders of any Series C Preferred Shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including, but not limited to, redemption of Series C Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Series C Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request, after which repayment, the holders of Series C Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company.

(f)             Any Series C Preferred Shares that are redeemed or otherwise acquired by the Company shall be canceled and shall constitute preferred shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series C Preferred Shares shall have been called for redemption, upon surrender of any certificate representing Series C Preferred Shares to the Paying Agent, the Paying Agent shall issue to the holders of Series C Preferred Shares a new certificate (or adjust the applicable book-entry account) representing the number of Series C Preferred Shares represented by the surrendered certificate that have not been called for redemption. Notwithstanding any Series C Redemption Notice, there shall be no redemption of any Series C Preferred Shares called for redemption until funds sufficient to pay the full Series C Redemption Price of such shares shall have been deposited by the Company with the Paying Agent.

(g)          Notwithstanding anything to the contrary in this Certificate of Designation, in the event that full accrued dividends on the Series C Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment to the most recent Dividend Payment Date, the Company may not repurchase, redeem or otherwise acquire, (1) any Series C Preferred Shares or Parity Securities, except pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Shares and Parity Securities, an exchange for or conversion or reclassification into other Parity Securities or Junior Securities or with proceeds of a substantially contemporaneous sale of Parity Securities or Junior Securities, or (2) any Common Stock and any other Junior Securities, except pursuant to an exchange for or, conversion or reclassification into other Junior Securities or with proceeds of a substantially contemporaneous sale of Junior Securities.

Section 7. Rank.

The Series C Preferred Shares shall be deemed to rank:

(a)             Senior to (i) the Common Stock and (ii) each other class or series of capital stock established after the Original Issuance Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series C Preferred Shares as to the payment of dividends and amounts payable upon any Liquidation Event (collectively referred to with the Common Stock as “Junior Securities”);

(b)            On a parity with the Series B Preferred Stock and any class or series of capital stock established after the Original Issuance Date with terms expressly providing that such class or series ranks on a parity with the Series C Preferred Shares as to dividends and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)           Junior to each other class or series of capital stock made senior to the Series C Preferred Shares as to the payment of dividends and amounts payable upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Company may issue Junior Securities and Parity Securities and, subject to any approvals required by the holders of Series C Preferred Shares pursuant to Section 4, any Senior Securities from time to time in one or more classes or series without the consent of the holders of Series C Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such class or series before the issuance of any shares of such class or series.

Section 8. Certain Definitions. The following terms shall have the following respective meanings herein:

“Business Day” means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Price” of shares of Common Stock shall mean the quotient determined by dividing the total number of shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under Section 5(c)(4) hereof, into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under Section 5(c)(4) hereof, for such shares of Common Stock. In the event that the number of shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

“Excluded Shares” means any shares of Common Stock: (A) issued to directors, officers, employees and consultants under any stock incentive plan or similar plan or arrangement approved by the Board of Directors; (B) issued or issuable pursuant to a conversion of the Series C Preferred Shares in accordance herewith; (C) issued pursuant to a stock split, stock dividend, reorganization or recapitalization applicable to all of the shares of Common Stock of the Corporation; (D) offered pursuant to a resale registration statement on behalf of a selling shareholder of the Company or (E) issued pursuant to a transaction that holders of a majority of the Series C Preferred Shares agree shall be deemed to be an issuance of Excluded Shares.

“Liquidation Event” means the occurrence of a liquidation, dissolution, winding up of the affairs of the Company, whether voluntary or involuntary. The term “Liquidation Event” is deemed to include the sale, lease or conveyance of all or substantially all of the Company’s assets, on a consolidated basis, other than in the usual or regular course of its business, a merger or consolidation of the Company, or a change in control of the Company.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 2(a) of this Certificate of Designation and with respect to any holder of any class or series of capital stock of the Company, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Company available for such distribution). For avoidance of doubt, for the foregoing purposes the Series C Liquidation Preference is the Liquidation Preference with respect to the Series C Preferred Shares.

“Original Issuance Date” means the date on which any Series C Preferred Shares are first issued, on or about October 17, 2022.

“Paying Agent” shall mean the payment agent appointed by the Company, acting in the capacity of paying agent for the Series C Preferred Shares.

“Series B Preferred Stock” means the Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 per share and $25.00 liquidation preference per share, established by the Company pursuant to the Amended and Restated Certificate of Designations, Preferences and Rights filed with the Registrar of Corporation of the Republic of the Marshall Islands on January 12, 2022.

“Series C Dividend Rate” means a rate equal to 5.00% per annum of the Series C Liquidation Preference per Series C Preferred Share.

Section 9. Limited Right to Amend. The Board of Directors or a duly authorized committee thereof may amend and restate this Certificate of Designation from time to time to increase the number of Series C Preferred Shares available for issuance without the approval of the holders of the Series C Preferred Shares.

[Remainder of page intentionally left blank. Signature page to follow.]

I further declare under penalty of perjury that the matters set forth in this Certificate of Designation are true and correct of my own knowledge.

Executed in Athens, Greece, on October 17, 2022

/s/ Andreas Michalopoulos

Andreas Michalopoulos Chief Executive Officer

ANNEX A

FORM OF

NOTICE TO EXERCISE CONVERSION RIGHT

Reference is made to the Certificate of Designation, Preferences and Rights of Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Shares”) of Performance Shipping Inc. (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of Series C Preferred Shares indicated below into shares of the Company’s Common Stock (the “Common Stock”), by tendering the stock certificate(s), if applicable, representing such Series C Preferred Shares specified below as of the date specified below.

Date:

Date of Conversion (not less than three Business Days after the date of this notice):

Number of Series C Preferred Shares to be Converted:

Conversion Price:

Number of Shares of Common Stock to be Issued:

Please issue the share of Common Stock in accordance with the terms of the Certificate of Designation as follows:

☐ Deposit/Withdrawal At Custodian (“DWAC”) system; or

☐ Physical Certificate

Issue to:

Address (for physical certificate):

E-mail:

DTC Participant Number and Name (if through DWAC):

Account Number (if through DWAC):

Name

Address

Please print name and address, including postal code number	(Signature)